Exhibit 21

LIST OF SUBSIDIARIES

OF

ABTECH HOLDINGS, INC.

1.	AbTech Industries, Inc. (“AbTech Industries”), a Delaware corporation. All outstanding common stock is owned by Abtech Holdings, Inc.

2.	Environmental Security Corporation, a Delaware corporation. All outstanding common stock is owned by AbTech Industries.

3.	AEWS Engineering, LLC (“AEWS”), a Delaware limited liability company. As of December 31, 2015, the operations of AEWS had been transferred to AbTech and AEWS is dormant.